November 11, 2008	Phone: (513) 979-5772
Fax: (513) 979-5780

Via EDGAR

William C-L Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Preliminary Proxy Statement
First Financial Bancorp.
File No. 0-12379

Dear Mr. Friar:

This letter is being provided in response to the Staff’s letter dated November 7, 2008 regarding the preliminary proxy statement of First Financial Bancorp filed via EDGAR on October 31, 2008. An amended preliminary proxy statement is being filed with the SEC to address the comments. In addition, the comments of the Staff are addressed in order below.

Adoption of Amendment ot Article Fourth … page 7

1.
Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

Note that First Financial received preliminary approval for the proposed sale on October 30, 2008 and that disclosure can be found in the last paragraph on page 8 of the preliminary proxy statement. We have added additional disclosure regarding the fact that the proceeds are not guaranteed in the first paragraph on page 9 of the proxy statement.

Financial Statements

2.
Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstance. We not that you have not included the financial information in your proxy statement.

Please explain why you believe financial statements are not material in connection with issuing the warrants to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

Securities & Exchange Commission
November 11, 2008

If you expect net proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro from effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

We have added a section entitled “Incorporation of Financial Information” on page 22 of the proxy statement incorporating by reference the appropriate financial information.

Pro forma data has been added to pages 11-14 of the proxy statement.

Closing Comments

In addition to addressing the Staff’s comments, we conducted a review of the proxy statement under the proxy rules and have made additional modifications to reflect that review. In addition, we have updated or modified some disclosure due to our internal review (e.g., internet voting, new letter to shareholders).

In addition to the above comments, as the filing person, I am providing the following statement:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

A marked copy of the proxy statement is being provided to you separately to show changes to the document since its filing on October 31, 2008.

Do not hesitate to call with any questions or comments.

Sincerely,

Gregory A. Gehlmann
SVP & General Counsel
Cc: David Lyon, SEC